UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 April 2013 (NZ) / 4 April 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2

Telecom Place

167 Victoria Street West

Auckland 1010

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom Shareholder 2013 Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 5 April 2013 (NZ) / 4 April 2013 (U.S.)	By:	/s/ Laura Byrne
	Name:	Laura Byrne
	Title:	Company Secretary

telecom shareholder

2013 UpDATE

Keeping you informed

Welcome to the first edition of our shareholders' newsletter. This is all about keeping you better informed on what's happening across the Telecom group. We intend to publish the newsletter on an occasional basis, alongside our more formal annual and half year reporting.

At our recent half year results announcement, we indicated Telecom has commenced a major strategic shift. We are no longer a traditional fixed line and mobile infrastructure company. We are becoming a future-oriented, competitive provider of communication, entertainment and IT services delivered over our networks and the Cloud. It's a major change in thinking that influences the way we support our customers and manage the business. Read more about this from our Chief Executive Simon Moutter inside.

We've also included information about the New Zealand Shareholders' Association (NZSA), which seeks to support and encourage ethical management of listed companies for the benefit of all shareholders. Telecom is a supporter of NZSA's desire to improve the quality of dialogue between companies and their investors, large and small.

I trust you find this newsletter useful and we would welcome any feedback you may have, via email **investor-info@telecom.co.nz**

Mark Verbiest
Chairman




SERVERS
LAPTOPS
DESKTOPS
APPLICATION
Monitoring
Content
Collaboration
Communication
Finance
PLATFORM
Database
Identity
Runtime
Queue
Object Storage
INFRASTRUCTURE
Compute
Network
Block Storage
PHONES
TABLETS

What's up in the Cloud?

Cloud computing is the next stage in the Internet's evolution and is having a big impact in the way Telecom customers use data. Computing services and applications are provided over the Internet – rather than being stored in your own desktop, tablet or mobile device, or delivered via a closed office network. This means you can use them wherever and whenever you need, as long as you have a data connection (mobile or fixed).

The name comes from the use of a cloud-shaped symbol in system diagrams to represent the complex infrastructure that makes cloud computing possible.

The number of Cloud services is growing rapidly. In business, Xero's accounting software is a good example of a Cloud-based service. A consumer example is commercial music streaming service Spotify.

telecom Tech in a sec

Find out how smart your smart devices really are.

6.10pm | Sunday - Thursday | TVOne

techinasec.co.nz

Did you know ?

Telecom Shareholders can opt to receive all communications electronically. Telecom encourages shareholders to elect their preferences for shareholder communications online.

You can do this simply and easily by visiting **www.investorcentre.com/nz**

Select '**View Portfolio**' and log in.

Then select '**Update My Details**' and '**Communication Options**'.

You will need your CSN/Shareholder number and FIN to access this online service.

Our data and mobility future By Simon Moutter, Chief Executive If you were wondering how much – and how fast – our business is changing, consider the following: > 90% of the world’s data ever in existence has been created in just the past two years (IBM estimate) > Almost two-thirds of New Zealand workers say they use personal communication devices or applications for work (Forrester survey) > Average smartphone data usage will increase 8 fold by 2017 and two-thirds of the world’s mobile data traffic will be video (Cisco prediction) It’s an exciting time for Telecom. We’re operating in the ‘sweet spot’ for this data and mobility future – in which our success will be measured in gigabytes, not minutes. But it’s also challenging as the competitive landscape undergoes rapid, far-reaching changes and traditional business models come under increasing pressure. Prices for telco and ICT services are falling rapidly as consumers and businesses demand more and more for less – great news for our customers, but we must continually lower our operating costs to stay in the game. If Telecom is to adapt to these new realities and achieve a prosperous future, we must do these things well: have a clear view on what sort of company we want to be; have a sound strategy on how we will achieve this; and be relentless in our execution of that strategy. We are shifting from a traditional fixed and mobile infrastructure company, to ‘a future-oriented, competitive provider of communication, entertainment and IT services delivered over our networks and the Cloud.’ This represents a big change: from a company preoccupied with building things, to a company focused on providing the best services to our customers. Our new corporate strategy is still emerging, and we will share more details with investors in May. But we have identified four priorities that form the pillars of the strategy: Revolutionise Customer Experiences: We must get to know our customers better than ever before – what drives them, how they’re using technology and why, and how they want to interact with us. We must meet their growing appetite for simplicity, including more use of online customer service channels and digital self-service. Simplify the Business: We must radically simplify current business models to quickly reduce cost and complexity, and build a leaner, more agile organisation. Our current operating structures and processes are a legacy of our past and are still highly complex. Simplifying across the board will mean we can deliver to our customers at lower cost while still generating reasonable returns for our shareholders. This is a massive change that will be tough on our people – I’ve gone on record as saying that job losses are likely to be well into the hundreds by the end of the current financial year. But we must have a competitive cost base to achieve in today’s fast-changing marketplace. Win Key Markets: We must maximise the opportunities presented by industry changes such as the Government’s investment in ultrafast broadband and ongoing technology innovations. This will mean a far greater level of market segmentation. Win the Future: We must be purposeful in taking the right decisions to invest in the areas that will drive our business growth in future. That means making bold calls about what services we will offer in areas like the Cloud, mobile commerce, entertainment, and so on – and then backing those calls with appropriate levels of investment, either on our own or in partnership with others. A successful strategy requires strong execution. These emerging strategic priorities are already forming a framework for our FY14 business planning, eventually translating into an action plan that will be delivered via dozens of initiatives across our business units. As I indicated earlier, the future is all about data and mobility. Modern telecommunications enrich lives, strengthen communities, help businesses succeed and underpin New Zealand’s economic success. We are committed to helping our customers embrace this future. We will listen to their needs and concerns, we will understand what matters most to them, and we will bring them world-best communications technology. Loads of data and la Everyday Local calling offer test Per month on a 12 month term. Offer ends 30 June 2013 Data Talk FREE FREE Standard 15GB Everyday Wi-Fi Broadband local calling modem of Broadband & access connection Terms, set-up costs & fees apply. $199 early termination fee applies. Free modem & standard connection for new Broadband customers only. Standard data & pricing applies after 12 months. Broadband not available everywhere. telecom.co.nz

Easy to use, see & hear


Telecom NZ
17:55 Wed
20-09-2012

A mobile phone has never been this easy to use, easy to see and easy to hear. The R203 is a simple mobile phone with features that have been developed specifically for the senior citizen. The phone comes with large clear buttons, a loud speaker which makes it easier to hear the phone ringing, an FM radio and a large, easy-to-read screen. In addition, this phone has a 'Smart Key' which users can switch to simultaneously set off an alarm, call one nominated number and send text messages to designated friends or family members to provide peace of mind.

The R203 is perfect for those who are interested in technology but like to keep life simple. Telecom customers can purchase this phone on a pay monthly plan or on a Telecom prepaid plan. For more information on this phone visit your nearest Telecom store or go to **telecom.co.nz/mobile**



Telecom & Sony launch new smartphone range

Telecom and Sony Mobile have launched a full range of sleek and durable Sony smartphones. The range comprises the flagship Xperia Z, the Xperia acro S – exclusive to Telecom – and the compact Xperia go. All three smartphones are designed to stand the test of time with a protection rating for water and dust resistance. These smartphones include a clear HD display, a revolutionary camera lens and sensor technologies, and one of the fastest mobile processors on the market. All three mobile phones are available on the Telecom Smartphone network. For more information on each of these phones visit your nearest Telecom store or go to **telecom.co.nz/mobile**

Telecom H1 FY13 Financial Results

Telecom recently announced it's H1FY13 results. The results reflect continued declines in both revenues and costs.

Some lead indicators are encouraging. Telecom has added 103,000 net mobile connections since closing the CDMA network and mobile usage revenues continue to grow. Net broadband connections grew 13,000 in the last half.

Comparisons with previous periods are complicated by the demerger of Chorus which took effect from December 2011. Adjusted EBITDA from continuing operations of $506 million was 3.7% higher than the prior comparative period, as reduced operating costs (principally due to lower labour costs and changes in Chorus trading arrangements) more than offset a decline in operating revenue.

Our reported and adjusted financial results from continuing operations are:

	Reported	Adjusted	Adjusted	
	H1 FY13 ($M)	H1 FY13 ($M)	H1 FY12 ($M)	Change
Total revenues	2,135	2,125	2,322	-8.5%
Operating costs	1,619	1,619	1,834	-11.7%
EBITDA	516	506	488	3.7%
Net earnings	163	156	99	57.6%
Capex	246	246	189	30.2%
Free cash flow	270	260	299	-13.0%

Dividend

In FY13 Telecom has continued with the existing dividend policy of targeting a payout ratio of approximately 90% of adjusted net earnings. The Directors declared an interim dividend of 8 cents per share (9 cents in the corresponding half year), carrying 75% imputation credits.

Highlights

Recent product developments

- Comprehensive refresh of broadband plans and pricing – data and local calling packages
- New flat fee pricing for international data roaming
- $19 mobile prepaid pack launch
- New open smartphone plans – no fixed-term contract

Worry about excess baggage not excess charges

LATEST OFFER

$6

per day
NZ time

a day for data when roaming in Australia.

Pay monthly customers only. Fair use policy applies. Ends 30 June 2013.

Telecom's new revolutionary approach to international data roaming has been applauded by Kiwi travellers and key New Zealand business leaders. The new initiative includes a flat fee daily rate for data roaming available to post-paid Telecom customers. Customers now pay just $6 a day for data roaming in Australia and $10 a day for data roaming across a range of major travel and business markets including the UK, USA, Canada, China and Hong Kong. The new pricing is resonating strongly with Kiwi travellers demonstrated by a significant spike in international roaming and data usage. During January 2013, Telecom customer data roaming usage almost tripled from a year earlier. Telecom post-paid customers don't have to do anything to take advantage of these rates; it's all done for them.

For more information visit your nearest Telecom store or go to **telecomroaming.co.nz**

Why a strong Shareholders Association should matter to you

NZSA
New Zealand Shareholders Association Inc.

By John Hawkins, Chairman, NZSA

Many small investors feel they are powerless to influence the companies they part-own. That's an understandable response – how can anyone with just a few shares possibly have an impact on a company with hundreds of millions of shares on issue?

The answer is simple: strength in numbers. The more investors who join the New Zealand Shareholders Association, the stronger the voice – and the more that voice will be heard in the boardroom. A shareholders association exists to carry the baton, ensuring a fair deal for savers and investors when dealing with regulators, companies and directors.

Over the past decade, many positive changes have been secured with the help and advocacy of the NZSA. An early success was putting an end to directors' retirement allowances ("golden handshakes"). We have taken stands to moderate excessive rises in director fees. We have also worked hard, both as a background lobbyist and a public advocate, for better and fairer protections for retail investors – leading to the creation of the Financial Markets Authority and the impending Financial Markets Conduct Act.

We cannot afford to relax. Most developed countries have tighter controls and better information requirements than New Zealand does. There is always scope for shareholders to influence governance, new legislation, and education programmes.

We are the voice of the retail investor, but our words must be chosen carefully. Our members have become more financially literate, and are acting more like business owners.

The respect we have earned across the market means that our opinions are actively sought, enabling us to discuss proposals constructively and without favour. Our members enjoy a stronger position when they receive our researched comments on voting intentions before a meeting, or appoint the association's representative as their proxy.

Joining the NZSA costs just $120 a year ($25 for students) and can easily be done online at www.nzshareholders.co.nz or by filling in the form below.

NZSA Membership Application Form

NZSA

You can join online at **www.nzshareholders.co.nz**. Alternatively, please complete this Membership Application Form and mail it to **New Zealand Shareholders Association, PO Box 42139 Orakei Auckland 1745**

Title: .... **First Name:** .... **Surname:** ....

Organisation / Trust Name ....

Address: .... **Suburb:** ....

City/Town: .... **Postcode:** ....

Phone number (evening): (0) .... **Mobile:** ....

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Annual membership fee $120 incl. GST (renewal on the anniversary of your joining date)

Payment method

❒ Cheque ❒ Credit Card Card type: ❒ Visa ❒ Mastercard

Card Number: .... **Name on card:** ....

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